Exhibit (e)(1)
EXCERPTS FROM THE INFORMATION CIRCULAR DATED APRIL 21, 2006 RELATING TO
THE JUNE 8, 2006 ANNUAL GENERAL AND SPECIAL MEETING OF THE
SHAREHOLDERS OF CANADA SOUTHERN (“INFORMATION CIRCULAR”)

EXECUTIVE COMPENSATION
Summary Compensation Table
The Corporation currently has two executive officers. The following table provides a summary of compensation earned during the fiscal years ended December 31, 2005, 2004 and 2003 by the President and Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”). Specific aspects of this compensation are dealt with in further detail in the following tables:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
				Other		Shares
				Annual	Securities	Subject to		All Other
	Financial			Compen-	Under	Resale	LTIP	Com-
Name and Principal	Year	Salary	Bonus	sation(3)	Options	Restrictions	Payouts	pensation
Position	Ended	($)	($)	($)	(#)	($)	($)	($)

John W. A. McDonald (1)	2005	220,000	45,000	n/a	—	n/a	n/a	n/a
President and Chief	2004	157,500	45,000	n/a	125,000	n/a	n/a	n/a
Executive Officer	2003	—	—	—	—	—	—	—

Randy L. Denecky	2005	153,700	40,000	n/a	—	n/a	n/a	n/a
Chief Financial Officer (2)	2004	140,500	35,000	n/a	25,000	n/a	n/a	n/a
	2003	127,000	40,000	n/a	30,000	n/a	n/a	n/a

Notes:
(1) Mr. McDonald joined the Corporation on April 1, 2004.
(2) Mr. Denecky served as the Acting President from January 7, 2002 to March 31, 2004.
(3) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officers for the financial year.
The Corporation grants stock options under its 1985 Stock Option Plan, its 1992 Stock Option Plan and 1998 Stock Option Plan, the terms of each of which are substantially identical (collectively, the “Stock Option Plan”).

Long-Term Incentive Plan
The Corporation has no long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year.
Option Grants During the Most Recently Completed Financial Year
The following table sets out the individual grants of options to purchase Common Shares made during the financial year ended December 31, 2005 to each Named Executive Officer.

Market Value of
Securities
	Securities	% of Total		Underlying
	Under	Options Granted	Exercise or	Options on Date
	Options	to Employees in	Base Price	of Grant
Name	Granted	Financial Year	($/Security)	($/Security)	Expiration Date

John W. A. McDonald	—	—	—	—	—
President and Chief
Executive Officer

Randy L. Denecky	—	—	—	—	—
Chief Financial Officer

Aggregated Option Exercises During the Most Recently Completed Financial Year and the Year End Option Values
The following table summarizes for the Named Executive Officers the number of Common Shares acquired pursuant to exercises of options during the year ended December 31, 2005, if any, the aggregate value realized upon exercise, if any, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2005. Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise price of the option. Value of in-the-money options at year end, if any, is the difference between the exercise or base price of the options and the market value of the Common Shares on December 31, 2005, which was $7.40 per Common Share.

			Unexercised Options at		Value of In-the-Money
2005 Option Exercises			December 31, 2005		Options at December 31, 2005
	Securities	Aggregate
	Acquired on	Value
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

John W. A. McDonald	—	—	66,666	58,334	$59,500	$59,500
President and Chief
Executive Officer

Randy L. Denecky	—	—	91,666	8,334	$39,450	—
Chief Financial Officer

As of April 21, 2006, 556,605 options have been issued and remain outstanding, representing approximately 3.8 percent of the currently issued and outstanding Common Shares.
Option Repricings
There has not been any downward re-pricing of any options in the ten-year period preceding the date of this Information Circular.
Defined Benefit or Actuarial Plan
The Corporation does not have a defined benefit or actuarial plan.
Employment Agreements
On April 1, 2004, the Corporation entered into an executive employment agreement with John W. A. McDonald that provides for his employment as the Corporation’s President and Chief Executive Officer. The term of the agreement is for a period of three years and provides for an annual base salary of $210,000, which may be increased at the discretion of the Board of Directors. In addition, Mr. McDonald is entitled to receive an annual or incentive performance bonus of up to 40% of the base salary, at the discretion of the Board. The agreement also provided that the Corporation grant to Mr. McDonald options to purchase 100,000 Common Shares pursuant to the terms of a separate stock option agreement.
The executive employment agreement provides that Mr. McDonald’s employment may be terminated upon his 90-day advance notice or by the Corporation on written notice with or without “cause” (as described in the executive employment agreement). If Mr. McDonald is terminated without “cause” or himself terminates his employment within 90 days of a “change of control” (as defined in the executive employment agreement), he is entitled to severance in the amount equal to his base monthly salary times 12 months plus an additional two months for each additional complete year of service after the first complete year, to a maximum of 24 months. In addition, he would be entitled to receive a lump sum equal to the cost to the Corporation to provide certain employee benefits that Mr. McDonald would have been entitled to during the severance period.

Effective January 1, 2003, the Corporation entered into an employment contract with Randy L. Denecky that provided for his employment as the Corporation’s Chief Financial Officer and, until March 31, 2004, as the Corporation’s Acting President. The term of the contract is for a period of one year, continuing thereafter from year to year, and provides for an annual base salary of $127,000, which may be increased at the discretion of the Board of Directors. In addition, Mr. Denecky is entitled to receive an annual bonus of up to 25% of the base salary, at the discretion of the Board. The agreement also provided that the Corporation grant to Mr. Denecky options to purchase 45,000 Common Shares, on the commencement of employment, pursuant to the terms of a separate stock option agreement.
The employment contract provides that Mr. Denecky’s employment may be terminated upon his 90-day advance notice or by the Corporation or written notice with or without “cause” (as described in the employment contract). If he is terminated without “cause” or himself terminates his employment within 365 days of a “change of control” (as defined in the employment contract), Mr. Denecky is entitled to severance in the amount equal to 12 times his base monthly salary, plus two times his base monthly salary for each completed year of service (beginning January 1, 2003), up to an overall maximum of 24 times his base monthly salary. In addition, he would be entitled to receive an amount equal to the most recent annual bonus and an amount equal to the present worth of certain employee benefits that Mr. Denecky would have been entitled to during the severance period.
Compensation of Directors
During 2005, each director (excluding Mr. McDonald) received an annual director’s fee of $35,000 and meeting fees of $1,000 for each Board and committee meeting attended. The Audit Committee Chair fee was an additional $12,500 per annum. The Board Chairman fee was an additional $30,000 per annum, which includes the fee for chairing the Corporate Governance and Nominating Committee. The Chairmen of all other committees each received an additional $6,250 per annum. Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.
The total directors’ fees received in 2005 were as follows: Raymond P. Cej — $69,979, Arthur B. O’Donnell — $26,500, Myron F. Kanik — $66,250, Richard C. McGinity — $84,523, and Donald E. Foulkes - $34,695. Mr. McDonald is not paid director or meeting fees. Directors were reimbursed for a total of $19,906 in expenses in 2005.
Composition of Compensation Committee
The entire Board of Directors, other than Mr. McDonald, served in 2005 as the Compensation Committee. All members of the Compensation Committee are outside directors. Mr. Foulkes, appointed to the Board of Directors in 2005, joined the Compensation Committee, while Mr. O’Donnell, who ceased to be a member of the Board of Directors in 2005, is no longer a member of the Compensation Committee.
Report on Executive Compensation
The Compensation Committee submits the following report for the year 2005:
While the Board of Directors does not maintain specific compensation policies applicable to the Chief Executive Officer or Chief Financial Officer, the Board does periodically benchmark such individuals’ compensation against appropriate competitive market data. Both the Chief Executive Officer and the Chief Financial Officer are eligible to receive an annual cash bonus and stock option awards at the discretion of the Board and based upon each individual’s performance and contributions. With respect to the Corporation’s performance in 2005, the Board awarded Mr. McDonald a bonus of $45,000 and Mr. Denecky a bonus of $40,000.
Compensation Philosophy
The Board of Directors has designed the Corporation’s executive compensation packages to enable the recruitment, retention and motivation of executives. The compensation packages are primarily comprised of base salary, discretionary annual cash bonus awards and stock options. The Board believes that the incentive-based portion of each executive’s compensation package is a key element, particularly the annual individual performance-based incentive bonus, which is awarded in recognition of individual and Corporation performance each year. The Board also believes that stock options help to align the executives’ interests with those of Shareholders and reward the executives for long-term growth in shareholder value. The Board periodically benchmarks such individuals’ compensation against appropriate competitive market data.
Salary Determinations. Annual salaries for Messrs. McDonald and Denecky were established by the provisions of their respective employment agreements, which are more fully described under the headings “Employment Agreements”. The Board reviews each executive’s salary on an annual basis and determines whether an increase is warranted based on the performance of the individual and/or the Corporation. The Board awarded salary increases of 6.8% and 7.4%, effective January 1, 2006, to Mr. McDonald and Mr. Denecky respectively, to reflect their contribution and efforts during the year.
Bonus Determinations. The Board may, at its discretion, pay annual bonuses to the executive officers. The Board reviews annually the executives’ performance and the performance of the Corporation and for 2005, based on that review, Mr. McDonald and Mr. Denecky were awarded cash bonuses of $45,000 and $40,000, respectively.
Stock Option Awards. Under the terms of the Corporation’s stock option plans, the Board has discretion to award options to purchase Common Shares to directors, officers, employees and consultants of the Corporation. The Board believes that awarding options to purchase Common Shares, to its executives is an important element in their compensation packages. These options align the executive officers’ interests with those of the Shareholders by giving the executive officers a direct stake in the Corporation’s performance. In determining the annual stock options awarded to executives, the Board subjectively assesses each executive’s performance during the year. No options were awarded to the executives in 2005.
Raymond P. Cej
Donald E. Foulkes
Myron F. Kanik
Richard C. McGinity
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors and executive officers of the Corporation, proposed nominees for election as directors of the Corporation, nor any associate of any such director, executive officer or proposed nominee, has been indebted to the Corporation or any of its subsidiaries at any time during the year ended December 31, 2005.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
During the past year, there have been several changes to the guidelines for corporate governance and the corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “National Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “National Policy”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of The Toronto Stock Exchange.
Composition of the Board of Directors (the “Board”)
The Board consists of five directors, of which four, being a majority, are independent (as defined in the National Instrument). John W.A. McDonald is not independent because he is the President and Chief Executive Officer of the Corporation.
At each regularly scheduled Board meeting, the independent directors meet without the non-independent director(s) and members of management. In addition, during the course of any other Board meeting, if a matter is more effectively dealt with without the presence of the non-independent director(s) and members of management, these individuals are asked to leave the meeting, and the independent directors then meet in camera.
Richard C. McGinity, an independent director, is the current Chairman of the Board and has served as Chairman since 2003. The Chairman assists the Board to function independently of management.
Currently, the following directors serve on the boards of directors of other reporting issuers as listed below:

Director	Reporting Issuer
Richard C. McGinity	—
Donald E. Foulkes	AltaCanada Energy Corp.
Myron F. Kanik	Pembina Pipeline Income Fund
AltaGas Income Trust
Raymond P. Cej	—
John W.A. McDonald	—
Between January 1, 2005 and April 15, 2006, the Board and its committees held the following number of meetings:

	Year ended
	December 31,	January 1—
	2005	April 15, 2006	Total
Board of Directors	11	5	16
Audit Committee	6	1	7
Corporate Governance and Nominating Committee	1	—	1
Operations Committee	11	1	12
Compensation Committee	1	—	1

The attendance of the directors at such meetings was as follows:

	Board Meetings	Committee Meetings
Directors	Attended	Attended
Richard C. McGinity	14 of 16	7 of 8
Donald E. Foulkes (1)	11 of 11	11 of 11
Myron F. Kanik (2)	15 of 16	15 of 17
Raymond P. Cej	15 of 16	19 of 20
John W.A. McDonald (3)	16 of 16	6 of 6
Arthur B. O’Donnell (4)	4 of 5	2 of 3
Notes:
(1) Mr. Foulkes was elected to the Board of Directors and appointed to the Committees on June 9, 2005.
(2) Mr. Kanik was appointed to the Audit Committee on June 9, 2005.
(3) Mr. McDonald ceased to be a member of the Operations Committee on June 9, 2005.
(4) Mr. O’Donnell did not stand for re-election to the Board of Directors on June 9, 2005.
Board Mandate
The mandate of the Board includes:
(a) approving strategic objectives for the Company and the overall operating and financial plans to achieve them;
(b) identifying and managing the principal risks of the Company’s business;
(c) verifying the integrity of the Company’s internal financial, control and management information systems;
(d) selecting the Chief Executive Officer and approving the selection of other senior executives; and
(e) monitoring the Company’s communications with shareholders, other stakeholders and the general public.

Position Descriptions
Board and Committee Chairs
The Board Chair reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of Board responsibilities, and works with the Chief Executive Officer to ensure that the Corporation fulfills its responsibilities to its shareholders. The Board Chair is chosen by the Board from among its independent directors.
The Chair of each committee reports to the Board and provides leadership in the effective execution of all committee responsibilities. Each committee selects its own Chair from among their number.
Chief Executive Officer
The Chief Executive Officer’s prime responsibility is to lead the Corporation and manage its day-to-day operations while the Board is responsible for the overall stewardship of the Corporation. The Chief Executive Officer is responsible for executive leadership and operational management.
Orientation and Continuing Education
The Board has established an appropriate process for orientation and education for new directors. Each new director is provided with written background materials and then meets with the management team to become educated about the Corporation’s business.
Ethics and Business Conduct
The Company has adopted a Code of Business Conduct and Ethics. Under this Code, all directors, officers and employees (“Employees”) must demonstrate a commitment to ethical business practices and behaviour in all business relationships, both within and outside of Canada Southern. All Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. Any waivers of or changes to the Code of Business Conduct and Ethics must be approved by the Board and appropriately disclosed.
The Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.cansopet.com and it is our intention to provide disclosure regarding waivers of or amendments to the policy by posting such waivers or amendments to the website in the manner provided by applicable law.
Committees
The Board has four committees: (1) the Audit Committee; (2) the Corporate Governance and Nominating Committee; (3) the Operations Committee; and (4) the Compensation Committee.
The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter. The Audit Committee Charter is contained in the Corporation’s Annual Information Form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com. The Audit Committee is completely comprised of four independent directors: Raymond P. Cej (Chair), Richard C. McGinity, Donald E. Foulkes and Myron F. Kanik.

The Corporate Governance and Nominating Committee was established to assist the Board in carrying out its oversight responsibility with respect to corporate governance matters and providing recommendations for new members of the Board. Members of the Corporate Governance and Nominating Committee are: Richard C. McGinity (Chair), Donald E. Foulkes, Myron F. Kanik and Raymond P. Cej, who are all independent The functions of the Corporate Governance & Nominating Committee, as set forth in its charter, are to (i) advise the Board with respect to the corporate governance principles, standards and requirements applicable to the Company, (ii) advise the Board with respect to Board composition, procedures and committees, (iii) oversee the evaluation and compensation of the Board, and (iv) recommend to the Board individuals qualified to serve as directors of the Company and on Committees of the Board. The Corporate Governance & Nominating Committee is responsible for leading the search for individuals qualified to serve as directors. The Corporate Governance & Nominating Committee evaluates candidates for nomination to the Board, including those recommended by stockholders, and conducts appropriate inquiries into the backgrounds and qualifications of possible candidates. The Corporate Governance & Nominating Committee may retain outside consultants to assist in identifying director candidates in its sole discretion. The Corporate Governance & Nominating Committee is responsible for recommending to the Board those director nominees to be presented for election at meetings of the stockholders. Stockholders may recommend possible director nominees for consideration by the Corporate Governance & Nominating Committee as indicated above.
The Operations Committee was established to review operational matters requiring Board attention, and make recommendations to the full Board regarding disposition of such matters. The Committee is also responsible for environmental, health and safety matters as well as serving as the Reserves Committee. Members of the Operations Committee are: Myron F. Kanik (Chair), Donald E. Foulkes and Raymond P. Cej, all of whom are independent.
The Compensation Committee was established to assist the Board in recommending compensation for directors and officers. Members of the Compensation Committee are: Donald E. Foulkes (Chair), Richard C. McGinity, Myron F. Kanik and Raymond P. Cej, who are all independent. The Committee’s mandate is to make recommendations to the Board in respect of compensation issues relating to directors and senior management of the Corporation, including recommending performance objectives and the compensation package of the Chief Executive Officer. The Board periodically benchmarks such individuals’ compensation against appropriate competitive market data.
Board Assessments
The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, has been delegated to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.

SCHEDULE “B” TO INFORMATION CIRCULAR
STOCK OPTION PLANS
The Corporation has options outstanding pursuant to its 1985, 1992 and 1998 stock option plans (collectively, the “Option Plan”).
The following disclosure with respect to the Option Plan is made pursuant to the rules of the TSX.
The Option Plan is the Corporation’s sole “security based compensation arrangement” for the purposes of the disclosure requirements of the TSX.
The purpose of the Option Plan is to provide an opportunity for participants to acquire or increase a proprietary interest in the Corporation.
Any director, officer, employee or consultant of the Corporation or any of its affiliates is eligible to participate in the Option Plan.
The number of Common Shares for which stock options may be granted under the Option Plan and the percentage of currently outstanding Common Shares represented by such options is set out below, as at April 21, 2006:

Common Shares Available for	Percentage of the Corporation’s
Stock Option Grants	Outstanding Common Shares
819,439	5.7%
There is no limit on the maximum number of Common Shares which may be issued to insiders under the Option Plan.
The maximum number of Common Shares which may be issued to any optionee under the Option Plan shall not exceed 5% of the issued and outstanding shares at the date of grant.
The Board is entitled to determine at the time of grant of the option the exercise price for the option provided that the exercise price shall be not be less the closing price of the shares on the TSX (or the principal exchange on which the Common Shares are listed) on the day preceding the date of the option (the “Market Price”).
The Board can, under the Option Plan, also grant stock appreciation rights (“SARs”). No SAR can have an exercise price less than the Market Price. There are no SARs outstanding under the Option Plan.
Under the Option Plan, the Corporation does not have the right to transform a stock option into a SAR involving an issuance of securities from Treasury.
The Board is entitled to determine at the time of grant of the option the vesting for the option, provided that if no such specific determination is made, the option shall vest as to one-third of the number of Common Shares granted on each of the first through third anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made the option shall be exercisable for a period of ten years from the date the option is granted.
In the case of a stock option granted to an employee, in the event of termination of employment, other than (a) a termination that is either (i) for cause or (ii) voluntary on the part of the employee and without the written consent of the Corporation, or (b) a termination by reason of death, the employee may (unless otherwise provided in his or her award agreement) exercise his or her stock option at any time within three (3) months after such termination of employment, or such other time as the Board shall authorize, but in any event after ten (10) years from the date of granting thereof, to the extent of the number of shares subject to the stock option exercisable by the employee at the date of termination of employment. In the event of the termination of the employment of an employee to whom a stock option has been granted that is either (i) for cause or (ii) voluntary on the part of the employee without the written consent of the Corporation, the stock option, to the extent not previously exercised, shall terminate on such termination. In the event of a death of any holder of stock option, such stock option (unless previously terminated or exercised) may be exercised (to the extent exercisable by such person at the date of death) by such person’s legal representative at any time within a period of one (1) year after death, but not after ten (10) years from the date of granting of the stock option.
Options are not assignable except if transferred to a spouse.
Subject to any required stock exchange approvals, the Board may make such modifications or amendments to the Option Plan as it shall deem advisable, or in order to conform to any change in any law or regulation applicable thereto. Without the consent of any person to whom any stock option has been granted, no termination, modification or amendment of the Option Plan may adversely affect any rights which may have previously been granted under the Option Plan to such persons.
The Corporation does not provide financial assistance to participants under the Option Plan.
There are no entitlements under the Option Plan that have been granted but are subject to ratification by the Corporation’s shareholders.